United States securities and exchange commission logo





                             December 13, 2023

       Avi Goldin
       Chief Financial Officer
       Genie Energy Ltd.
       520 Broad Street,
       Newark, New Jersey

                                                        Re: Genie Energy Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K furnished
on November 27, 2023
                                                            File No. 001-35327

       Dear Avi Goldin:

                                                        We have reviewed your
filings and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Form 8-K furnished on November 27, 2023
       Exhibit 99.1, page 1

   1. In the footnote to Pro-Forma Financials in the Appendix, you state that Pro-forma excludes the Texas
Winter Storm Uri in 2021 and International. Tell us and disclose if these pro forma metrics
were prepared in accordance with Article 11 of Regulation S-X. If such information has
not been prepared in accordance with Article 11, please revise to disclose the basis for
presentation and revise the description of the measures accordingly.
                                                        Refer to Question
100.05 of the Non-GAAP Measures Compliance and Disclosure
                                                        Interpretations as
updated December 13, 2022.
 Avi Goldin
Genie Energy Ltd.
December 13, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joanna Lam at 202-551-3476 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameAvi Goldin                              Sincerely,
Comapany NameGenie Energy Ltd.
                                                          Division of
Corporation Finance
December 13, 2023 Page 2                                  Office of Energy &
Transportation
FirstName LastName